Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2015 has been prepared to illustrate the effect of the following transactions (collectively, the “Transactions”):

•	On May 1, 2015, Building Materials Holding Corporation (“BMC”) completed the acquisition of VNS Corporation (“VNS”), enabling BMC to expand its product offerings into the southeastern United States. The purchase price was $47.1 million, which was funded through available cash and BMC’s revolving credit facility. The acquisition was accounted for using the acquisition method of accounting under ASC 805.

•	On September 1, 2015, BMC purchased certain assets and assumed certain liabilities of Marietta, Georgia-based Robert Bowden Inc. (“RBI”) for an initial purchase price of $102.4 million in cash (subject to certain adjustments), which was funded primarily through the use of borrowings under the Revolver. RBI has three locations in the Atlanta, Georgia area, including its manufacturing facility in Marietta. RBI sells millwork and window products to homebuilders and residential contractors primarily in the Atlanta metro market. The acquisition was accounted for using the acquisition method of accounting under ASC 805.

•	On December 1, 2015, BMC was merged with and into Stock Building Supply Holdings, Inc. (“SBS”), with SBS surviving the merger (the “Merger”). Upon completion of the Merger, the combined company was named BMC Stock Holdings, Inc (“BMC Stock”, the “Company”). For additional information about the Merger, see the Company’s definitive Joint Proxy and Consent Solicitation Statement/Prospectus, included in a registration statement on Form S-4 (Commission File No. 333-206421) filed with the Securities and Exchange Commission (the “SEC”) on November 2, 2015.

The Merger was accounted for using the acquisition method of accounting, with SBS treated as the legal acquirer and BMC treated as the acquirer for accounting purposes. Additional information about the accounting treatment of the Merger between SBS and BMC is provided in the section entitled “The Merger-Accounting Treatment” of the definitive Joint Proxy and Consent Solicitation Statement/Prospectus filed with the SEC on November 2, 2015.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2015 has been derived from the audited historical consolidated statement of operations of BMC for the year ended December 31, 2015 and unaudited historical financial information of VNS, RBI and SBS for the period from January 1, 2015 through the date of each acquisition. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2015 reflects adjustments as if the Transactions had occurred on January 1, 2015. The pro forma adjustments give effect to events that are (1) directly attributable to the Transactions, (2) factually supportable and (3) expected to have a continuing impact on BMC Stock.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2015 is provided for informational purposes only, and this financial information is not necessarily indicative of the future financial performance of BMC Stock. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2015 does not reflect any cost savings from operating efficiencies or other synergies that could result from the Transactions, including one-time costs that will be incurred to achieve operating efficiencies and other synergies. In the opinion of BMC Stock’s management, all adjustments necessary to fairly present the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2015 have been made based upon the terms of the Transactions. Certain pro forma adjustments described in the accompanying notes are based on estimates and various assumptions that BMC Stock believes are reasonable under the circumstances based on currently available information. The purchase accounting related to the Merger is preliminary. As a result, certain pro forma adjustments related to the Merger, including depreciation, amortization and inventory step-up charges, could differ from amounts that are reflected in the Company’s statements of operations in future periods.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2015, including the notes thereto, should be read in conjunction with the audited consolidated financial statements of BMC Stock for the year ended December 31, 2015 included in BMC Stock’s Annual Report on Form 10-K filed with the SEC on March 15, 2016.

We have not included a pro forma balance sheet as of December 31, 2015 as the Transactions all occurred during 2015, and therefore the assets acquired and liabilities assumed in the Transactions are reflected in the December 31, 2015 balance sheet of BMC Stock included in BMC Stock’s Annual Report on Form 10-K filed with the SEC on March 15, 2016.

BMC Stock Holdings, Inc. and Subsidiaries

Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2015 (Unaudited)

(in thousands, except per share amounts)	BMC Stock Historical	VNS Historical (January 1, 2015 through April 30, 2015)	RBI Historical (January 1, 2015 through June 30, 2015)	RBI Historical (July 1, 2015 through August 31, 2015)	SBS Historical (January 1, 2015 through November 30, 2015)	Pro Forma Adjustments		Pro Forma Combined

Sales:

Net sales	$1,576,746	$36,985	$37,490	$15,068	$1,223,875	$—		$2,890,164

Cost of sales	1,215,336	28,361	23,382	8,959	925,482	(10,285)	4(a)	2,202,789

						11,217	4(b)

						337	4(c)

Gross profit	361,410	8,624	14,108	6,109	298,393	(1,269)		687,375

Selling, general and administrative expenses	306,843	7,484	16,209	4,265	264,322	(11,217)	4(b)	585,145

						(157)	4(d)

						(2,604)	4(e)

Depreciation expense	15,700	342	208	119	8,495	8,530	4(c)	33,394

Amortization expense	3,626	—	—	—	2,154	15,259	4(d)	21,039

Merger-related costs	22,993	—	—	—	15,005	(37,998)	4(f)	—

Restructuring expense	—	—	—	—	383	—		383

Income from operations	12,248	798	(2,309)	1,725	8,034	26,918		47,414

Interest expense	(27,552)	(57)	(717)	(282)	(2,637)	(4,999)	4(g)	(36,244)

Other income (expense), net	784	(101)	(98)	3	1,160	—		1,748

(Loss) income from continuing operations before income taxes	(14,520)	640	(3,124)	1,446	6,557	21,919		12,918

Income tax (benefit) expense	(9,689)	(113)	—	—	(285)	7,084	4(h)	(3,003)

(Loss) income from continuing operations	$(4,831)	$753	$(3,124)	$1,446	$6,842	$14,835		$15,921

Weighted average common shares outstanding (basic)	41,260							65,292	4(i)

Weighted average common shares outstanding (diluted)	41,260							65,908	4(i)

Income from continuing operations per common share (basic)	$(0.12)							$0.24

Income from continuing operations per common share (diluted)	$(0.12)							$0.24

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

BMC Stock Holdings, Inc. and Subsidiaries

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1.	Description of Transactions

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2015 has been prepared to illustrate the effect of the following transactions (collectively, the “Transactions”):

On May 1, 2015, Building Materials Holding Corporation (“BMC”) completed the acquisition of VNS Corporation (“VNS”), enabling BMC to expand its product offerings into the southeastern United States. The purchase price was $47.1 million, which was funded through available cash and BMC’s revolving credit facility. The acquisition was accounted for using the acquisition method of accounting under ASC 805.

On September 1, 2015, BMC purchased certain assets and assumed certain liabilities of Marietta, Georgia-based Robert Bowden Inc. (“RBI”) for an initial purchase price of $102.4 million in cash (subject to certain adjustments), which was funded primarily through the use of borrowings under the Revolver. RBI has three locations in the Atlanta, Georgia area, including its manufacturing facility in Marietta. RBI sells millwork and window products to homebuilders and residential contractors primarily in the Atlanta metro market. The acquisition was accounted for using the acquisition method of accounting under ASC 805.

On December 1, 2015, BMC was merged with and into Stock Building Supply Holdings, Inc. (“SBS”), with SBS surviving the merger (the “Merger”). Upon completion of the Merger, the combined company was named BMC Stock Holdings, Inc (“BMC Stock”, the “Company”). For additional information about the Merger, see the Company’s definitive Joint Proxy and Consent Solicitation Statement/Prospectus, included in a registration statement on Form S-4 (Commission File No. 333-206421) filed with the Securities and Exchange Commission (the “SEC”) on November 2, 2015.

2.	Basis of Presentation

The accompanying pro forma condensed combined statement of operations for the year ended December 31, 2015 was prepared in accordance with Article 11 of Regulation S-X and presents the results of operations for the year ended December 31, 2015 based upon the historical financial statements of BMC Stock and the unaudited historical financial statements of VNS, RBI and SBS after giving effect to the Transactions and the adjustments described in these notes, and is intended to reflect the impact of the Transactions on BMC Stock’s consolidated statement of operations for the year ended December 31, 2015.

Certain reclassifications have been made to the historical presentation of VNS, RBI and SBS’s financial statements to conform to the presentation of BMC Stock.

The Merger was accounted for under the acquisition method of accounting in accordance with ASC Topic 805, “Business Combinations” (“ASC 805”), with SBS treated as the legal acquirer and BMC treated as the acquirer for accounting purposes. As the accounting acquirer, BMC accounted for the transaction by using BMC historical information and accounting policies and adding the assets and liabilities of SBS as of the completion date of the combination at their respective fair values. The allocation of the estimated purchase price is preliminary, pending finalization of various estimates and analyses, including a complete purchase price allocation study. Accordingly, the accompanying unaudited pro forma accounting for the Merger is preliminary and is subject to further adjustments as additional information becomes available and as additional analyses are performed. As a result, certain pro forma adjustments related to the Merger, including depreciation, amortization and inventory step-up charges, could differ from amounts that are reflected in the Company’s statements of operations in future periods.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2015 has been derived from and should be read in conjunction with the audited consolidated financial statements of BMC Stock for the year ended December 31, 2015 included in BMC Stock’s Annual Report on Form 10-K filed with the SEC on March 15, 2016.

We have not included a pro forma balance sheet as of December 31, 2015 as the Transactions all occurred during 2015, and therefore the assets acquired and liabilities assumed in the Transactions are reflected in the December 31, 2015 balance sheet of BMC Stock included in BMC Stock’s Annual Report on Form 10-K filed with the SEC on March 15, 2016.

3.	Significant Accounting Policies

The accounting policies used in preparing these unaudited pro forma condensed combined financial statements are described in BMC Stock’s audited consolidated financial statements for the year ended December 31, 2015. Based on a review of each company’s respective accounting policies, the Company’s management has determined that an adjustment was necessary to conform the allocation methodology of SBS to that of BMC in relation to the allocation of certain manufacturing overhead costs. This adjustment is reflected as pro forma adjustment 4(b).

4.	Unaudited Pro Forma Condensed Combined Statements of Operations Adjustments

(a)	Reflects the elimination of incremental costs of goods sold recorded by BMC Stock during 2015 related to the stepped-up basis of SBS’s inventory as it will not have a continuing impact on the operations of BMC Stock. The Company incurred incremental costs of good sold of $10.3 million for the year ended December 31, 2015. During the three months ended March 31, 2016, the Company recorded an additional $2.9 million of incremental costs of goods sold. No further incremental costs of goods sold are expected to be recorded in future periods.

(b)	Reflects an adjustment to conform the allocation methodology of SBS to that of BMC in relation to the allocation of certain manufacturing overhead costs.

(c)	Reflects the change in depreciation expense resulting from purchase price adjustments of tangible assets to fair value or preliminary fair value. Depreciation expense is based on the estimated remaining useful life of the assets. Depreciation expense is recorded in either cost of sales or within operating expenses based on the nature of the asset.

The pro forma depreciation expense for property, plant and equipment is as follows (in thousands).

	VNS		RBI		SBS
	Fair Value	Pro Forma Depreciation Expense for the 4 Months Ended April 30, 2015	Fair Value	Pro Forma Depreciation Expense for the 8 Months Ended August 31, 2015	Preliminary Fair Value	Pro Forma Depreciation Expense for the 11 Months Ended November 30, 2015
Land	$3,143	$—	$—	$—	$18,470	$—

Buildings and improvements	5,337	105	—	—	20,570	1,850

Leasehold improvements	255	13	1,650	211	6,517	1,711

Furniture, fixtures and equipment	1,061	54	2,959	345	36,935	9,014

Vehicles	1,847	123	915	288	34,256	8,332

Construction-in-progress	—	—	—	—	9,309	—

Total	$11,643	295	$5,524	844	$126,057	20,907

Less: Pre-acquisition depreciation		342		327		12,510

Pro forma depreciation adjustment		$(47)		$517		$8,397

(d)	Reflects the change in amortization expense resulting from purchase price adjustments of intangible assets to fair value or preliminary fair value. Amortization expense is based on the estimated remaining useful life of the assets. The amortization of customer relationships, trademarks, and non-compete agreements is included in amortization expense. The amortization of favorable (unfavorable) leases is included in selling, general and administrative expenses.

The pro forma amortization expense for the intangible assets acquired is as follows (in thousands).

	VNS		RBI		SBS
	Fair Value	Pro Forma Amortization Expense for the 4 Months Ended April 30, 2015	Fair Value	Pro Forma Amortization Expense for the 8 Months Ended August 31, 2015	Preliminary Fair Value	Pro Forma Amortization Expense for the 11 Months Ended November 30, 2015
Customer relationships	$10,000	$333	$39,900	$2,660	$129,800	$7,211

Trademarks	850	142	—	—	4,500	1,375

Non-compete agreements	—	—	400	89	6,112	5,603

Favorable (unfavorable) leases, net	—	—	—	—	500	(157)

Total	$10,850	475	$40,300	2,749	$140,912	14,032

Less: Pre-acquisition amortization		—		—		2,154

Pro forma amortization adjustment		$475		$2,749		$11,878

The customer relationships intangible assets of VNS, RBI and SBS have useful lives of 10 years, 10 years and 16.5 years, respectively. The VNS trademarks have a useful life of 2 years and the SBS trademarks have a weighted average useful life of 4.2 years. The non-compete agreements of RBI and SBS have useful lives of 3 years and 1 year, respectively. The SBS favorable leases, totaling $5.1 million, have a weighted average useful life of 16.9 years. The SBS unfavorable leases, totaling $4.6 million, have a weighted average life of 9.6 years.

(e)	Reflects the elimination of non-recurring acquisition costs incurred by BMC related to the acquisitions of VNS and RBI.

(f)	Reflects the elimination of non-recurring Merger-related costs incurred by BMC and SBS.

(g)	In connection with the Merger, the Company entered into a credit agreement with Wells Fargo and Goldman Sachs Bank USA which provides the Company with a $450.0 million revolving credit facility (the “Revolver”). The new credit facility was used to refinance outstanding balances under the current revolving credit facilities of BMC and SBS, to support up to $75.0 million in letters of credit and to fund transaction costs, general corporate purposes and working capital. The Company incurred approximately $3.2 million of debt issuance costs in relation to the new credit agreement.

For pro forma purposes, we have assumed 1) the new credit agreement was entered into on January 1, 2015, 2) the $102.4 million acquisition of RBI, $38.0 million Merger-related costs, $2.6 million acquisition costs and $3.2 million debt issuance costs were financed through additional borrowings under the Revolver and 3) the $47.1 million acquisition of VNS was financed through available cash on hand. The pro forma adjustment to interest expense assumes an interest rate of 4.0%, which was the Company’s interest rate on base rate borrowings as of December 31, 2015. A 1/8% increase (decrease) in the interest rate would increase (decrease) pro forma interest expense by approximately $0.1 million.

The pro forma adjustment to interest expense was calculated as follows:

Year ended
December 31, 2015
Additional interest expense related to assumed purchase of RBI on January 1, 2015 and Merger and acquisition costs	$4,286

Amortization of new debt issuance costs	1,128

Elimination of debt issuance costs related to SBS’s prior credit agreement	(415)

Pro forma adjustment	$4,999

(h)	Reflects (i) the tax effect of the pro forma adjustments made to the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2015 using the federal statutory rate of 35.0% and (ii) the tax effect of RBI’s pre-acquisition pre-tax income using the federal statutory rate of 35.0%. RBI was a pass-through entity and therefore income tax expense was not recorded on its historical statements of operations.

(i)	The number of shares used to calculate unaudited pro forma basic earnings per share was based on the sum of (i) SBS’s historical basic weighted average common shares outstanding and (ii) approximately 39.2 million new shares of SBS common stock issued as part of the Merger. The number of shares used to calculate unaudited pro forma diluted earnings per share was based on the sum of (i) SBS’s historical diluted weighted average common shares outstanding, (ii) approximately 39.2 million new shares of SBS common stock issued as part of the Merger and (iii) the dilutive effect of BMC’s restricted shares, which totaled approximately 0.4 million for the year ended December 31, 2015, after applying the exchange ratio.